amec

07027017

RECEIVED

2007 OCT -2 A 9:07

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

September 26, 2007

Ladies and Gentlemen:

**Re: AMEC plc – Revised List of Publications and Electronic Publication of Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (Exemption file number 082-34881)**

The following information is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of AMEC plc, a public company limited by shares incorporated under the laws of England and Wales ("**AMEC**"), in order to (i) provide the Commission with a revised list of information required to be published by AMEC in compliance with Rule 12g3-2(b)(1)(iv) of the Securities Exchange Act of 1934 (the "**Exchange Act**") and (ii) avail AMEC of Rule 12g3-2(f) of the Exchange Act which permits foreign private issuers who are Rule 12g3-2(b) filers to publish the information required by Rule 12g3-2(b)(1)(iii) on either their Internet Web site or through an electronic information delivery system generally available to the public in their primary trading markets, rather than submitting the materials in paper to the Commission.

AMEC previously filed an application with the Commission on May 26, 2005 to establish an exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b).

Accordingly, AMEC does hereby amend its application for exemption under Rule 12g3-2(b) pursuant to Rule 12g3-2(f), to provide the Commission with the address of its website, http://www.amec.com, where it intends to publish information electronically as set forth in the attached Annex A.

**Revised List of Information available on AMEC web site**

Enclosed as Annex A is a revised index of information that AMEC is required to make public, file or distribute to shareholders in compliance with English law and applicable requirements imposed by the FSA and the LSE which indicates (i) those documents and communications which will be made available on AMEC's website and (ii) those documents and communications which will continue to be submitted by way of "paper copy".

dlw 10/2

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Yours very truly

Peter J. Holland
Company Secretary

Encs.

# ANNEX A

## AMEC plc

**(Incorporated under the Companies Act 1985**
**as a public limited company and registered in England and Wales with Registered No. 1675285**
**the "Company")**

**Disclosure/Reporting Requirements**
**(i) pursuant to the laws of England and Wales;**
**(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or**
**(iii) information to be distributed to holders of the Company's securities.**

| **Event requiring public filing or disclosure** | **Period for filing or disclosure** | **Authority** | **Availability** |
|---|---|---|---|
| Memorandum and articles of association | To the registrar of companies on incorporation | S.10 Companies Act 1985 | paper |
| Amendments to memorandum and articles of association | Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect | S.18 Companies Act 1985<br>Listing Rules | paper |
| Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR)) | The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end<br>Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public | FSA's Disclosure and Transparency Rules ("**DTR**")<br>S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| | for at least five years<br>To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end<br>To the registrar of companies within 7 months of the Company's financial year end | requirements of S.242 Companies Act 1985 will stay in force until April 2008)<br>Listing Rules | |
| Preliminary announcement of results for the Company's financial year-end | To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates. | Listing Rules | website |
| Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement | Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates<br>The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years | DTR | website |
| Interim management statement giving a general description of the issuer's financial position and performance | This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period | DTR | website |
| Notices of general meetings with explanatory circulars and proxy voting forms | To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings | Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007)<br>Listing Rules | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| | | Company's articles of association | |
| Annual return | To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return | S.363 Companies Act 1985 | paper |
| Annual information update referring to all information that has been made available to the public over the previous 12 months | To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts | Prospectus Rules | website |
| All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares | To the registrar of companies within 15 days of the passing of the resolution | S.380 Companies Act 1985 | website |
| Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting | To the FSA as soon as possible after the meeting | Listing Rules | website |
| Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities | To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible | S.122 Companies Act 1985<br>Listing Rules | website |
| Resolution to reduce share capital | Resolution to be filed with the registrar of companies within 15 | S.135 Companies Act 1985 | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| and court order and minutes relating thereto | days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court | | |
| Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director | To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director | S.167 Companies Act 2006 (effective October 2007)<br>Listing Rules | website |
| Notice of change of registered office | To the registrar of companies on occurrence | S.287 Companies Act 1985 | website |
| Change in the Company's name | To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA | Listing Rules<br>S.28 Companies Act 1985 | website |
| Notice of allotment of shares or securities | To the registrar of companies one month after allotment | S.88 Companies Act 1985 | website |
| Notice of purchase of own shares | Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible<br>Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible | S.169 Companies Act 1985<br>Listing Rules | website |
| Notice of location of share register and any change of location | To the registrar of companies within 14 days of occurrence | S.353 Companies Act 1985 | website |
| Notification of change of accounting reference date | To a RIS and registrar of companies as soon as possible | S.225 Companies Act 1985<br>Listing Rules | website |
| Directors' service contracts | Available for inspection at the registered office during normal | S.228 Companies Act 2006 | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| | business hours<br>Shareholders have a right to request a copy of any director's service contract from the Company | (effective October 2007) | |
| Notification of certain charges over assets of the Company | To the registrar of companies within 21 days of creation of the charge | S.395 Companies Act 1985 | paper |
| Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer | To a RIS as soon as possible | DTR | website |
| Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA | To the FSA at the same time as they are issued | Listing Rules | website |
| Announcements of Board decisions on dividends, profits and other matters requiring announcements | To a RIS as soon as possible and not later than 7:30 a.m. on the next business day | Listing Rules | website |
| Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity | To a RIS as soon as possible | Listing Rules | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| securities which are converted into equity shares | | | |
| Any redemption of listed shares | To a RIS as soon as possible and to the registrar of companies within 28 days | Listing Rules<br>S.122 Companies Act 1985 | website |
| Basis of equity securities offered to public for cash and of open offers to shareholders | To a RIS as soon as possible | Listing Rules | website |
| Any extensions of time granted for the currency of temporary documents of title | To a RIS as soon as possible | Listing Rules | website |
| The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities | To a RIS as soon as possible | Listing Rules | website |
| The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities | To a RIS as soon as possible | Listing Rules | website |
| Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules | To a RIS as soon as possible after terms agreed | Listing Rules | website |
| Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 | Final copies to the FSA at the time of the issue | Listing Rules | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| or 11 of the Listing Rules | | | |
| Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange | To the FSA at least two business days prior to consideration of the application for admission to listing | Financial Services and Markets Act 2000<br>Listing Rules | website |
| Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up | To a RIS as soon as possible | Listing Rules | website |
| Notification of information disclosed in accordance with DTR 5 and section 212 of the Companies Act 1985 | Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month<br>To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders<br>Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation<br>Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue | Companies Act 2006<br>DTR | website |

//

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority | Availability |
|---|---|---|---|
| Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985 | To a RIS (by the end of the business day following receipt by the Company of the information) | Listing Rules<br>DTR | website |
| Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares | When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded | Listing Rules | website |
| Variation and disposals of equity shares under an exemption allowed I the lock-up arrangements | To a RIS as soon as possible | Listing Rules | website |
| Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers | To a RIS within the period specified under the City Code on Takeovers and Mergers | Takeover Code | website |

//

Company Name

**AMEC P L C**

# 363s Annual Return

Companies House

Company Type

**Public Limited Company**

Company Number

**1675285**

Information extracted from Companies House records on

**31st May 2007**

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

## Section 1: Company details

Ref: 1675285/09/28

| | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Sandiway House,Hartford,<br>Northwich,<br>Cheshire,<br>CW8 2YA.** | Address<br><br>UK Postcode |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held<br>Capita Registrars<br>The Registry<br>34 Beckenham Road<br>Beckenham Kent BR3 4TU** | Address<br><br>UK Postcode |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Not Applicable** | Address<br><br>UK Postcode |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **SIC Code** **Description**<br>**7415** **Holding companies incl head offices** | **SIC CODE** **Description** |

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| **> Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288a.* | **Name**<br>**Peter James HOLLAND**<br><br>**Address**<br>**Woodside House**<br>**Wynnstay Lane, Marford**<br>**Wrexham**<br>**LL12 8LH** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of change __ / __ / ____<br>Date Peter James HOLLAND ceased to be secretary (if applicable)<br>__ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Elisabeth Patricia AIREY**<br><br>**Address**<br>**20 St Jamess Walk**<br>**London**<br>**EC1R 0AP**<br><br>**Date of birth** **28/01/1959**<br>**Nationality** **British**<br>**Occupation** **Co Director** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Elisabeth Patricia AIREY ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Samir Yacoub BRIKHO**<br><br>**Address**<br>**Wileustrasse 124**<br>**Wilen B Wollerau**<br>**8832**<br>**Switzerland**<br><br>**Date of birth 03/05/1958**<br>**Nationality Swedish**<br>**Occupation Director** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.<br><br>Address ______<br><br>UK Postcode ____ ___<br>Date of birth __/__/____<br>Nationality ______<br>Occupation ______<br>Date of change __/__/____<br>Date Samir Yacoub BRIKHO ceased to be director (if applicable)<br>__/__/____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Peter John BYROM**<br><br>This is a service address for the beneficiary of a Confidentiality Order.<br>**Address**<br>**65 Buckingham Gate**<br>**London**<br>**SW1E 6AT**<br><br>**Date of birth 23/06/1944**<br>**Nationality British**<br>**Occupation Company Director** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.<br><br>Address ______<br><br>UK Postcode ____ ___<br>Date of birth __/__/____<br>Nationality ______<br>Occupation ______<br>Date of change __/__/____<br>Date Peter John BYROM ceased to be director (if applicable)<br>__/__/____ |

> **Director**
*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288a.*

**Name**
**John Dalton EARLY**

**Address**
**Flat 510 Middle Warehouse**
**Castle Quay Chester Road**
**Manchester**
**Lancashire**
**M15 4NT**

**Date of birth** **08/11/1945**

**Nationality** **British**

**Occupation** **Director**

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.

Address
3 MAYFAIR PARK, OFF MERSEY
ROAD, DIDSBURY, MANCHESTER

UK Postcode M20 2JW
Date of birth __ __ / __ __ / __ __ __ __
Nationality
Occupation
Date of change 19 / 05 / 2007
Date John Dalton EARLY ceased to be director (if applicable)
__ __ / __ __ / __ __ __ __

---

> **Director**
*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288a.*

**Name**
**Timothy William FAITHFULL**

**Address**
**Chancellor House**
**1B Norham Gardens**
**Oxford**
**OX2 6PS**

**Date of birth** **06/10/1944**

**Nationality** **British**

**Occupation** **Non Executive Director**

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode __ __ __ __ __ __ __
Date of birth __ __ / __ __ / __ __ __ __
Nationality
Occupation
Date of change __ __ / __ __ / __ __ __ __
Date Timothy William FAITHFULL ceased to be director (if applicable)
__ __ / __ __ / __ __ __ __

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**John Mcdonald GREEN ARMYTAGE**<br><br>**Address**<br>**The Cedars**<br>**Barnes Common**<br>**London**<br>**SW13 0LN**<br><br>**Date of birth** **06/06/1945**<br><br>**Nationality** **Canadian British**<br><br>**Occupation** **Director** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date John Mcdonald GREEN ARMYTAGE ceased to be director (if applicable) __ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Martha Ossian HESSE**<br><br>**Address**<br>**4171 Autumn Hills Dr**<br>**Winnemucca**<br>**Nevada 89445**<br>**United States Of America**<br><br>**Date of birth** **14/08/1942**<br><br>**Nationality** **American**<br><br>**Occupation** **Director** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Martha Ossian HESSE ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Name**<br>**Stuart James SIDDALL** | Name ______ |
| | | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. |
| | **Address**<br>**The Willows 9C Elmwood Park**<br>**Gerrards Cross**<br>**Buckinghamshire**<br>**SL9 7EP** | Address ______<br>______<br>______ |
| | | UK Postcode ____ ___ |
| | **Date of birth 27/05/1953** | Date of birth __ / __ / ____ |
| | **Nationality British** | Nationality ______ |
| *Particulars of a new Director must be notified on form 288a.* | **Occupation Director** | Occupation ______ |
| | | Date of change __ / __ / ____ |
| | | Date Stuart James SIDDALL ceased to be director (if applicable) __ / __ / ____ |

## Section 3: Share Capital

## Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

| Class of Share | Number of shares issued | Aggregate Nominal Value of issued shares |
|---|---|---|
| ORDINARY | 336,817,884 | £0.50 |
| | | |
| | | |
| | | |

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 336,817,884

Aggregate Nominal Value of issued shares: £168,408,942

## List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

**The last full list of members was received on: 08/06/2006**

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

## Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ | | | |

## Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

| Former shareholders details | Class and number of shares or amount of stock transferred | Date of registration of transfer |
|---|---|---|
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |

# 363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature P. J. Holland Date 19/06/2007

(Director / Secretary)

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☑ This AR is made up to ***8/6/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

***Note:*** *The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **8th June 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name MRS K A HAND

Telephone number *inc code* 01606 838885

Address AMEC PLC, SANDIWAY HOUSE, HARTFORD, NORTHWICH CHESHIRE

DX number *if applicable*

DX exchange

Postcode CW8 2YA

# THE COMPANIES ACT 1985

---

# PUBLIC COMPANY LIMITED BY SHARES

---

MEMORANDUM OF ASSOCIATION

- OF -

# AMEC plc

1. The Company's name is

"AMEC plc"

2. The Company is to be a public company

3. The Registered Office of the Company will be situate in England and Wales.

4. The Objects for which the Company is established are:

(1) To carry the business of a holding company and to acquire, hold and dispose of as thought fit, directly or indirectly, any shares, stocks, debentures, or other securities, loans, bonds, obligations and other commitments of whatsoever nature of, in or issued by any body corporate wherever the same be incorporated or carrying on business and whatever business it be carrying on and to co-ordinate the administration, operation and activities of any companies which are for the time being directly or indirectly controlled by the Company or in which the Company has an interest and to carry on the provision of services of every kind whatsoever, whether to any such company or to other persons as the Directors may think fit.

(2) To carry on business as civil, mechanical and general engineers, building contractors, estate developers, builders merchants, hauliers and plant hire contractors and to create, design, construct, maintain, improve, develop, manufacture, assemble, work, control, manage, buy, sell, hire out, take on hire, lease, hold and otherwise acquire and dispose of and deal in or with any structure, chattel, undertaking, matter or thing whatsoever and to provide services of any kind.

(3) To carry on, directly or indirectly, any other trade, business or commercial activity whatsoever and to carry on business as merchants generally and to do anything which may be considered

expedient to enhance the value of or render profitable any of the property, rights, business or activities of the Company for the time being.

(4) To purchase or acquire by exchange or otherwise and to hold any shares (whether fully or partly paid) stock, debentures, debenture stock or other securities in or of any other company and to cause such shares, securities or any of them to be vested in or held by nominees or a nominee for and on behalf of the Company and (subject always to the legal restrictions and requirements for the time being applicable) to purchase any shares or other securities of the Company.

(5) to purchase or acquire by exchange or otherwise and to undertake all or any part of the goodwill, business, undertaking, property, assets and liabilities of any person or persons and to conduct and to develop or wind up and liquidate such business and to purchase and take steps for the acquisition of existing and new licences in connection with any such business.

(6) To apply for, purchase, or otherwise acquire any patents, design protection, brevets d'invention, licences, concessions, trade marks, service marks and the like, conferring any exclusive or non-exclusive or limited right to use or any secret or other information as to any invention or secret process which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired and to expend money in experimenting upon and testing and improving or seeking to improve any patents, inventions, secret processes, or rights which the Company may acquire or propose to acquire.

(7) To purchase, take in exchange or on lease, rent or hire, occupy or otherwise acquire, whether for investment or resale, any lands, manufactories, mills, houses, shops, with or without licences, depots, warehouses, cottages and other buildings and premises, machinery, plant and stock-in-trade, mines, mineral rights, privileges, easements, licences or other rights or interests in or with respect to any land, buildings and premises or otherwise for the purposes of the Company and as to any purchase of land or buildings either in consideration of a gross sum or of a rent charge or partly in one way and partly in the other, or for any other consideration.

(8) to develop and turn to account any properties acquired by the Company and in particular by selling, leasing or otherwise disposing of the same by laying out and preparing the same for building purposes and by pulling down buildings and to drain, pave and build upon or otherwise extend or improve all or any part of the land and buildings of the Company.

(9) to enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in any business or transaction which the Company is authorised to carry on or engage in or in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company and to lend money to, guarantee the contracts of or otherwise assist or subsidise any such person or company and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without

guarantee or otherwise deal with the same and to give to any person or company special rights and privileges in connection with or control over this Company and in particular the right to nominate one or more Directors of this Company.

(10) to amalgamate with any other company having objects altogether or in part similar to those of the Company.

(11) to establish and support or aid in the establishment and support of hospitals, infirmaries and other charities and any other institutions or associations, funds, trusts and conveniences calculated to benefit employees or ex-employees of the Company or its predecessors in business or the dependants or connections of such persons and to grant provisions and allowances and to make payments towards insurance and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

(12) to promote any company or companies for the purpose of acquiring by purchase, exchange or otherwise, all or any of the property and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(13) to sell, exchange, lease, surrender, accept surrenders of leases and mortgage, dispose of turn to account or otherwise deal with all or any part of the property and rights of the Company; and in particular to grant and create in perpetuity or for a term of years only, rent charges or ground rents out of any part of the Company's real or leasehold property and to sell and property in consideration wholly or partly of a rent charge or ground rent and to sell, mortgage, redeem or otherwise deal with any such rents.

(14) to invest and deal with the monies of the Company not immediately required upon such securities or investments and in such manner as may from time to time be determined.

(15) to lend money and grant credit and other financial assistance, either with or without security and generally to such persons and on such terms as may seem expedient and in particular to customers and others having dealings with the Company and to guarantee and otherwise secure in any manner whatsoever (whether or not for consideration) the performance of contracts and obligations of any other persons on whatever terms may seem expedient.

(16) to borrow or raise or take on deposit or secure the payment of money in such manner as the Company shall think fit and in particular by the issue of mortgages, debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property (both present or future), including its uncalled capital, and to purchase, redeem, exchange, vary, extend or pay off and from time to time re-issue any such securities.

(17) to give to any officers, servants or employees of the Company any share or interest in the profits of the Company's business or any branch thereof and for that purpose to enter into any arrangements the Company may think fit and to enter into any arrangement or agreement for sharing profits with all or any of its employees or granting to them commissions, privileges or other concessions and to grant pensions, annuities or other allowances including allowances

on death to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business with any of them and to the relations, connections or dependants of any such person, and to other persons whose service or services have directly or indirectly been of benefit to the Company or who the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any association, institutions, clubs, schools, building and housing schemes, funds and trusts and to make payments towards insurance or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(18) to remunerate in any manner which may seem expedient any person or company for services rendered or to be rendered in placing or assisting to place or subscribing for or guaranteeing the placing of or subscription for any of the shares in the capital of the Company or any other company, or any debentures, debenture stock or other securities of the Company or any other company, or in or about the formation or promotion of the Company or any other company or the conduct of its business.

(19) to pay all or any expenses incurred in connection with the formation, promotion or incorporation of the Company, or of any company or of or incidental to the winding-up or any company the whole of party of the property whereof is acquired by the Company, or in which the Company may be interested.

(20) to draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments;

(21) to sell or dispose of the undertaking, assets and property of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, partly or fully paid-up, debentures, debenture stock, bonds or securities of any other company having objects altogether or in part similar to those of the Company.

(22) to distribute among the Members or any class or classes of the Members or any individual Member of the Company in specie any property of the Company or any proceeds of sale, exchange or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made, except with the sanction (if any) for the time being required by law.

(23) to undertake and execute and trusts, the undertaking whereof may seem desirable and either gratuitously or otherwise.

(24) to adopt such means of making known the Company its business or products or securing goodwill as may seem expedient and in particular by advertising in the press, by circulars, by

purchase or exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards and donations and to provide sponsorship, subsidies and assistance of any kind whether cultural, educational, artistic, technical, financial or otherwise howsoever.

(25) to enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects or any of them, and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain and to carry out, exercise, and comply with any such arrangements, rights, privileges and concessions;

(26) to obtain any provisional order or Act of Parliament for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem directly or indirectly to prejudice the Company's interests.

(27) to procure the Company to be registered or recognised in any colony or dependency or in any foreign country or place.

(28) to do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise and by or through trustees, attorneys, agents or otherwise and either alone or in conjunction with others and to do all such other things as the Company considers to be incidental or conducive to the attainment of the above objects or any of them.

(29)

(i) to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund or employees' share scheme in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund;

(ii) to such extent as may be permitted by law otherwise to indemnify any such person against or from any liability; and

(iii) (a) to provide a director, officer or employee with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (b) to do anything to enable a director, officer or employee to avoid incurring such expenditure.

In this sub-clause (29):

(a) an "**associated company**" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the

predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "**holding company**" and "**subsidiary undertaking**" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

5. The liability of the Members is limited.

6. Subsequent to the Extraordinary General Meeting held on 19 April 1991 the capital of the Company is £250,000,000 divided into 280,000,000 Ordinary Shares of 50p each and 220,000,000 6.5p (net) Cumulative Convertible Redeemable Preference Shares of 50p each with the power to divide the shares in the capital for the time being into several classes and to attach thereto respectively any preferential, deferred, qualified or other special rights, privileges or conditions and with power from time to time to alter, modify or abrogate any preferential, deferred, qualified or other special rights, privileges and conditions for the time being attached to any class or classes of shares.

We, the several persons whose names and addresses are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

| Names, Addresses and Description of Subscribers | Number of the Shares taken by each subscribers |
|---|---|
| R J KENNETT<br>21 Old Buildings<br>Lincoln's Inn<br>London WC2A 3UJ<br><br>Solicitor | One |
| P A RAMSELL<br>21 Old Buildings<br>Lincoln's Inn<br>London WC2A 3UJ<br><br>Solicitors Clerk | One |

Dated this 20th day of October 1982

Witness to the above signatures:
RUTH SHEPHERD
21 Old Buildings
Lincoln's Inn
London WC2A 3UJ

Solicitor

**The Companies Acts 1985 - 1989**
**Public Company limited by shares**

# Articles of Association

**(Amended by Special Resolution passed on 16 May 2007)**

**of**

# AMEC plc

## Preliminary

1 The regulations in Table A in The Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

2 In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

| | |
|---|---|
| **"In writing"** | Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another. |
| **"Month"** | Calendar month. |
| **"Official List"** | Official List of the UK Listing Authority. |
| **"Office"** | The registered office of the company for the time being. |
| **"Operator"** | CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the Regulations. |
| **"Operator-instruction"** | A properly authenticated dematerialised instruction attributable to the Operator. |
| **"Paid"** | Paid or credited as paid. |
| **"relevant system"** | A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations. |
| **"Seal"** | The Common Seal of the Company. |
| **"Securities Seal"** | The official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts. |
| **"The Regulations"** | The Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272) including any modification thereof on any regulations in substitution therefor made under Section 207 of the Companies Act 1989 and for the time being in force. |
| **"The Statutes"** | The Companies Acts, the Regulations and every other enactment for the time being in force concerning companies and affecting the Company. |
| **"The Stock Exchange"** | London Stock Exchange plc. |
| **"The United Kingdom"** | Great Britain and Northern Ireland. |
| **"These Articles"** | These Articles of Association as from time to time altered. |
| **"Transfer Office"** | The place where the Register of Members is situate for the time being. |

| | |
|---|---|
| "**UK Listing Authority**" | The Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986. |
| "**Year**" | Calendar year. |

The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986.

The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

The expression "**address**" include any number or address used for the purposes of such communication sending or receiving notices, documents or information by electronic means.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

Subject as aforesaid any words or expressions defined in the Companies Acts or the Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

References to a share (or to a holding of shares) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security.

For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Regulations.

## Share Capital

**3** As at the date of adoption of these Articles, the authorised share capital of the Company is £350,000,000 divided into 486,020,779 ordinary shares of 50p each ("**ordinary shares**")

and 213,979,221 6.5p cumulative convertible redeemable preference shares of 50p each (hereinafter referred to as "**convertible preference shares**").

**4 The rights attaching to the shares shall be as follows:**

**4.1** As regards income:

Subject to Article 4.3.13, the holders of the convertible preference shares are entitled to be paid out of the profits of the Company available for distribution and resolved to be distributed in priority to any payment of dividend on any other class of shares a fixed cumulative preferential dividend of 6.5p per annum (exclusive of any associated tax credit available to the holders) on each 50p nominal amount for the time being paid up, or credited as paid up, on each such share, such dividend to be paid half-yearly in equal instalments on 1 May and 1 November ("**fixed dividend dates**") in every year in respect of the six month periods ending on 1 May and 1 November except that the first dividend payment shall be payable on the first fixed dividend date following issue on a pro rata basis in respect of the period from the date of such issue to the fixed dividend date (both dates inclusive). Subject to Article 4.3.13, payments of preferential dividends shall be made to holders on the Register at any date up to 42 days prior to the relevant fixed dividend date. Subject to the above and Article 4.3.13, the profits of the Company available for dividend and resolved to be distributed shall be distributed among the holders of the ordinary shares.

**4.2** As regards capital:

Subject to Article 4.3.13, notwithstanding the provisions of Article 145, on a return of assets on a winding-up or otherwise (other than by conversion, redemption or purchase of shares) the surplus assets of the Company remaining after payment of its liabilities shall (subject to paragraph 4.6.1(vi) below) be applied as follows:

First in repaying to the holders of the convertible preference shares the sum of 100p per share, together with a sum equal to any arrears and accruals of the fixed dividend thereon (whether earned or declared or not) calculated down to the "relevant date"; and

Secondly, the balance, if any, of such assets shall belong to and be distributed among the holders of the ordinary shares.

The "**relevant date**" shall mean in the case of a return of assets on a winding-up by the Court the commencement of the winding-up and in any other case the date of the resolution of the Company which gives rise to the return of assets.

**4.3** As regards conversion:

4.3.1 Subject as hereinafter provided, each holder of convertible preference shares is entitled at the times and in the manner hereinafter set out to convert all or any of his convertible preference shares into fully paid ordinary shares on the basis of 48.78 ordinary shares of 50p each for every 100 convertible preference shares so converted and so in proportion for any greater or lesser amount (the "**Conversion Rate**").

4.3.2 For the purposes of the following (i) a "**Conversion Date**" shall be 31 May (or, if later, the date five weeks after despatch to the holders of the convertible preference shares of the audited consolidated accounts of the Company and its subsidiaries for the most recently ended financial period) or 30 November in each

year up to and including the year 2008; (ii) a "**Conversion Period**" shall be the period of 28 days ending on a Conversion Date; (iii) a "**Conversion Notice**" means, in relation to any convertible preference shares that are in certificated form on any Conversion Date, a Certificated Conversion Notice (as defined in sub-paragraph 4.3.3 of this Article 4.3) or, in relation to any convertible preference shares that are in uncertificated form on any Conversion Date, an Uncertificated Conversion Notice (as defined in sub-paragraph 4.3.4 of this Article 4.3); and (iv) whether any convertible preference shares are in certificated form or uncertificated form on a Conversion Date shall be determined by reference to the Register as at 12.01 a.m. on the relevant Conversion Date or such other time as the Directors may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine.

4.3.3 In relation to any convertible preference shares that are in certificated form on any Conversion Date, the right to convert shall be exercisable on that Conversion Date by completing the Notice of Conversion endorsed on the certificate relating to the convertible preference shares to be converted or a notice in such form as may from time to time be prescribed by the Directors in lieu thereof (a "**Certificated Conversion Notice**") and delivering the same to the Registrars for the time being of the Company at any time during the Conversion Period together with such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right.

4.3.4 In relation to any convertible preference shares that are in uncertificated form on any Conversion Date, the right to convert shall be exercised (and treated by the Company as exercised) on that Conversion Date if an Uncertificated Conversion Notice is received as referred to below at any time during the Conversion Period ending on that Conversion Date. For these purposes, an "**Uncertificated Conversion Notice**" shall mean a properly authenticated dematerialised instruction and/or other instruction or notification received by the Company or by such person as it may require in such form and subject to such conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned). The Directors may in addition determine when any such properly authenticated dematerialised instruction and/or other instruction or notification is to be treated as received by the Company or by such person as it may require for these purposes (subject always to the facilities and requirements of the relevant system concerned). Without prejudice to the generality of the foregoing, the effect of the properly authenticated dematerialised instruction and/or other instruction or notification referred to above may be such as to divest the holder of the convertible preference shares concerned of the power to transfer such convertible preference shares to another person.

4.3.5 A Conversion Notice once given may not be withdrawn without the consent in writing of the Company. The Company shall give to the holders of the convertible preference shares notice in writing not less than four nor more than eight weeks prior to each Conversion Date reminding them of their right to convert, stating the applicable Conversion Rate and, in relation to any convertible preference shares that are in uncertificated form, stating the form of Uncertificated Conversion Notice prescribed by the Directors in relation to the Conversion Date concerned. Such notice shall give the name and address of the Registrars of the Company for the time being, and shall also, if the Directors have prescribed some form of

Certificated Conversion Notice different from that endorsed on the certificates relating to the convertible preference shares, be accompanied by a copy of the Certificated Conversion Notice so prescribed.

4.3.6 Conversion of such convertible preference shares as are due to be converted as aforesaid on any Conversion Date ("**Relevant Shares**") shall be effected in accordance with the following provisions or in such other manner as may be authorised by the Statutes or as the Directors may from time to time determine:

(i) The Directors way elect to redeem at 100p per share the Relevant Shares on any Conversion Date out of profits of the Company which would otherwise be available for dividend in which case any Conversion Notice given by or relating to a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to retain the redemption moneys otherwise payable to such holder and to apply the whole of such moneys in the subscription on such holder's behalf of the appropriate number of ordinary shares having regard to the applicable Conversion Rate.

(ii) The Directors may elect to redeem at 100p per share the Relevant Shares on any Conversion Date out of the proceeds of a new issue in which case any Conversion Notice given by or relating to a holder of the Relevant Shares shall be deemed irrevocably:

(a) to appoint any person selected by the Directors as such holder's agent with authority to apply an amount to the redemption moneys in respect of the Relevant Shares in subscribing on such holder's behalf for the appropriate number of ordinary shares having regard to the applicable Conversion Rate; and

(b) to authorise and instruct the Directors following the allotment of such ordinary shares to apply such subscription moneys in redeeming the Relevant Shares and to pay the said redemption moneys to such agent who shall be entitled to retain the same for his own benefit without being accountable therefor to such holder.

(iii) In relation to any Relevant Shares that are to be redeemed in accordance with sub-paragraph (i) or (ii) of this Article and that, on the Conversion Date concerned, are in uncertificated form, the Directors shall be entitled in their absolute discretion to determine the procedures for the redemption of such Relevant Shares (subject always to the facilities and requirements of the relevant system concerned). Without prejudice to the generality of the foregoing, the procedures for the redemption of any such Relevant Shares may involve or include the sending by the Company or by any person on its behalf of an issuer-instruction to the Operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the Relevant Shares concerned, and/or the Company may, if the Directors so determine (by notice in writing to the holder concerned) require the holder of the Relevant Shares concerned to change the form of the Relevant Shares from uncertificated to certificated form prior to the Conversion Date concerned.

(iv) The Directors may determine to effect conversion by means of consolidation and sub-division. In such case, the requisite consolidation and sub-division shall be effected pursuant to the authority given by the passing of the resolution to create the convertible preference shares by consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders (treating holdings of the same holder or joint holders in certificated form and uncertificated form as separate holdings, unless the Directors otherwise determine) and sub-dividing such consolidated share into shares of 50p each (or such other nominal amount as may be appropriate as a result of any consolidation or sub-division of ordinary shares) of which 48.78 shares for each 50p nominal amount of the consolidated shares (or such other number of shares as may be appropriate as a result of any adjustment pursuant to sub-paragraph 4.6.1(i) or 4.6.1(ii) below) shall be ordinary shares (and so in proportion for any other nominal amount of the consolidated share, fractional entitlements being disregarded) and the balance of such shares (including any fraction) shall be Non-voting Deferred Shares having the rights set out in this sub-paragraph (iv).

In the case of a conversion effected by means of consolidation and sub-division as provided in this sub-paragraph (iv), the Non-voting Deferred Shares arising as a result thereof shall be in certificated form (unless the Directors otherwise determine) and shall on a return of assets in a winding-up entitle the holder only to the repayment of one penny in respect of his entire holding thereof and shall not entitle the holder to the payment of any dividend nor to receive notice of or attend or vote at any General Meeting of the Company. Such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such shares a transfer thereof and/or an agreement to transfer the same, to such person as the Company may determine as custodian thereof and/or purchase the same (in accordance with the provisions of the Statutes) in any such case for not more than one penny for all the said shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such shares. The Company may at its option at any time after the creation of any Non-voting Deferred Shares pursuant to this sub-paragraph (iv) redeem all such Non-voting Deferred Shares then in issue, at a price not exceeding one penny for all such Non-voting Deferred Shares, at any time without giving the registered holders of such shares notice of its intention to do.

(v) The share capital resulting from any redemption pursuant to this paragraph 4.3 shall, by virtue of this paragraph, become ordinary shares, each of a like nominal amount as any ordinary share then forming part of the issued share capital of the Company (and any necessary sub-division or consolidation, as the case may be, is hereby authorised and directed) and the Directors shall have the power to issue ordinary shares of such nominal amount in anticipation of such redemption to the extent permitted by the Statutes.

4.3.7 Fractions (if any) of ordinary shares arising on conversion on any Conversion Date will not be allotted to the holders of Relevant Shares otherwise entitled thereto but such fractions will be aggregated and sold in the market at the best price reasonably obtainable and the net proceeds of sale will be distributed pro rata among such holders within 28 days after the Conversion Date concerned, unless in respect of any holding of Relevant Shares the amount to be so distributed would be less than £2.50, in which case such amount will not be so distributed but will be retained for the benefit of the Company. For the purpose of implementing the provisions of this sub-paragraph the Directors may appoint some person to execute transfers or renunciations on behalf of persons entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

4.3.8 The fixed dividend on any convertible preference shares converted shall cease to accrue with effect from the fixed dividend date last preceding the relevant Conversion Date. The ordinary shares resulting from such conversions shall rank for all dividends or other distributions declared on the ordinary shares after conversion in respect of the financial year current at the date of conversion but not in respect of any earlier period and in all other respects shall rank pari passu with the fully paid ordinary shares then in issue.

4.3.9 Unless the Directors of the Company otherwise determine, or unless the Statutes and/or the rules of the relevant system concerned otherwise require, the ordinary shares arising on conversion of any Relevant Shares shall be or shall be issued (as appropriate) in uncertificated form (where the Relevant Shares were in uncertificated form on the Conversion Date concerned) or in certificated form (where the Relevant Shares were in certificated form on the Conversion Date concerned).

4.3.10 Within 28 days after the Conversion Date, the Company shall forward to each holder of Relevant Shares which were in certificated form on the Conversion Date, free of charge, a definitive certificate for the appropriate number of fully paid ordinary shares and, if appropriate, a new certificate for any unconverted convertible preference shares comprised in the certificate surrendered by him. In the meantime transfers of ordinary shares in certificated form will be certified against the Register of Members of the Company.

4.3.11 If, immediately after any Conversion Date, 75 per cent. or more of the total number of convertible preference shares issued by the Company prior to such Conversion Date shall have been converted, redeemed or purchased by the Company and cancelled, the Company shall be entitled, by not more than eight weeks' nor less than four weeks' notice in writing given not later than four weeks after such Conversion Date, to require all holders of the convertible preference shares to convert, on the expiry of such notice, the whole of their holding of such shares into ordinary shares at the applicable Conversion Rate. Upon the expiry of the said notice the holders of the convertible preference shares shall be treated as having exercised the right to convert in respect of all their convertible preference shares as if the date of the expiry of such notice were a Conversion Date and the provisions relating to the conversion shall mutatis mutandis apply.

4.3.12 The Company shall use its best endeavours to ensure that all the ordinary shares arising on conversion are admitted to the Official List and admitted to trading by The Stock Exchange not later than 14 days after the relevant Conversion Date.

4.3.13 (i) Each holder of a convertible preference share who exercises the right to convert convertible preference shares in accordance with Article 4.3 (as the same is varied by Article 4.3.13(ii)) on the Conversion Date falling on 30 November 2001 shall be entitled to be paid out of profits of the Company available for distribution and resolved to be distributed, in priority to any payment of dividend on any other class of shares, a special preferential dividend of 6.0p (exclusive of any associated tax credit available to the holders) on each 50p nominal amount for the time being paid up, or credited as paid up, on each share due to be so converted, such dividend to be paid to the holders of such shares on the register as at that Conversion Date in respect of the period beginning 2 November 2001 and ending on 30 November 2001 and the payment of such special preferential dividend shall be made on 2 January 2002.

(ii) Each holder of a convertible preference share who is treated as having exercised the right to convert convertible preference shares for the purposes of Article 4.3.11 by virtue of notice given by the Company in accordance with Article 4.3.11 on or before 28 December 2001 (but not otherwise) shall be entitled to be paid out of profits of the Company available for distribution and resolved to be distributed, in priority to any payment of dividend on any other class of shares, a special preferential dividend of 6.0p (exclusive of any associated tax credit available to the holders) on each 50p nominal amount for the time being paid up, or credited as paid up, on each such share due to be so converted, such dividend to be paid to the holders of such shares on the register as at the date treated for the purposes of Article 4.3.11 as if it were a Conversion Date ("**Mandatory Conversion Date**") in respect of the period beginning on the day next following the fixed dividend date last preceding the Mandatory Conversion Date and ending on the Mandatory Conversion Date and the payment of such special preferential dividend shall be made on 2 January 2002.

**4.4** As regards purchase and redemption:

4.4.1 The Company may, subject to the Statutes, purchase at any time the convertible preference shares in the market, by tender (available alike to all holders of convertible preference shares) or by private treaty, in each case at a price (exclusive of expenses but inclusive of the fixed cumulative preferential dividend accrued thereon) which shall not exceed the average of the middle market quotations therefor based on Daily Official List maintained by the UK Listing Authority during the period of five business days immediately prior to the date of such purchase, or, in the case of a purchase on The Stock Exchange, at the market price thereof provided that such market price is not more than five per cent. above such average but not otherwise.

4.4.2 The Company shall, subject to the Statutes, redeem on 1 May 2009 (the "**Redemption Date**") the convertible preference shares which remain in issue and outstanding on that date. There shall be paid on each convertible preference share so redeemed the sum of 100p together with a sum equal to all arrears and accruals

of the fixed dividend thereon to be calculated down to and including the date fixed for redemption and to be payable irrespective of whether or not such dividend has been earned or declared or become due and payable.

4.4.3 The provisions of this sub-paragraph 4.4.3 shall apply in relation to any convertible preference shares that are to be redeemed and that, on the date fixed for redemption are in certificated form. Whether any convertible preference shares are in certificated form or uncertificated form on the Redemption Date shall be determined by reference to the Register as at 12.01 a.m. on the Redemption Date or such other time as the Directors may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine. The Company shall give to the holders of the remaining convertible preference shares to be redeemed not less than 14 days' prior notice in writing of the Redemption Date provided that if, in such year, the Company is permitted by the Statutes to redeem some only of the convertible preference shares required by the foregoing provisions of this sub-paragraph 4.4.3 to be redeemed, the Company shall redeem such number thereof as may lawfully be redeemed at such time and shall redeem, as soon thereafter as it shall be lawfully permitted to do so, the remaining number which would otherwise have fallen to be redeemed at such time in accordance with the foregoing provisions of this paragraph.

4.4.4 The provisions of this sub-paragraph 4.4.4 shall apply in relation to any convertible preference shares that are to be redeemed and that, on the Redemption Date, are in uncertificated form. The Company shall give to the holders of any convertible preference shares to be redeemed not less than 14 days' prior written notice of the Redemption Date. The Directors shall be entitled in their absolute discretion to determine the procedures for the redemption of such convertible preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the Company shall pay to the holder of the convertible preference shares concerned the amount due in respect of redemption of such convertible preference shares.

4.4.5 Without prejudice to the generality of sub-paragraph 4.4.4 above, but subject as set out in that paragraph:

(i) the procedures for the redemption of any convertible preference shares may involve or include the sending by the Company or by any person on its behalf of an issuer-instruction to the Operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the convertible preference shares concerned; and/or

(ii) the Company may, if the Directors so determine (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the convertible preference shares concerned to change the form of the convertible preference shares from uncertificated to certificated form prior to the Redemption Date (in which case sub-paragraph 4.4.3 above shall then apply as regards the procedure for redemption).

4.4.6 As from the date fixed for redemption, dividends shall cease to accrue on the shares to be redeemed, except on any such share in respect of which upon either

due presentation of the certificate thereof, if required or, if the convertible preference share was in uncertificated form on the relevant Redemption Dare, the procedures for redemption as referred to in sub-paragraph 4.4.4 above having been effected, payment of the money due on such redemption is refused. In such case, dividends shall be deemed to have continued and shall continue to accrue from the date fixed for redemption to the date of payment.

**4.5** As regards voting:

The convertible preference shares shall confer on the holders thereof the right to receive notice of and attend at General Meetings and on a show of hands every such member present in person shall have one vote and on a poll every such member who is present in person or by proxy shall have one vote for every convertible preference share of which he is the holder.

**4.6** Other provisions:

4.6.1 The provisions of sub-paragraphs 4.6.1(i) to 4.6.1(xiv) below shall apply while any convertible preference shares remain capable of being converted into ordinary shares unless such consent or sanction on the part of the holders of the convertible preference shares as is required for a variation of the rights attached to such shares shall have been obtained to do otherwise:

(i) No shares shall be allotted pursuant to a capitalisation of profits or reserves except ordinary shares, credited as fully paid, to holders of ordinary shares and of convertible preference shares and upon any such allotment the Conversion Rate shall be adjusted appropriately and if any doubt shall arise the certificate of the Company's auditors for the time being shall be conclusive and binding on all concerned. No such allotment pursuant to a capitalisation of profits or reserves shall be made if, as a result thereof, the aggregate nominal amount of the ordinary shares into which any convertible preference shares may be converted will exceed the aggregate nominal amount of such convertible preference shares. No adjustment shall be made in the event of the issue of shares by way of capitalisation of profits or reserves in lieu of cash dividends.

(ii) If the ordinary shares shall be consolidated or sub-divided, then the number of ordinary shares to be issued on any subsequent conversion of the convertible preference shares shall be reduced or increased accordingly and if any doubt shall arise the certificate of the Company's auditors for the time being shall be conclusive and binding on all concerned.

(iii) If any offer or invitation by way of rights or otherwise (not being an offer or invitation to which the provisions of sub-paragraph 4.6.1(iv) below apply or an offer to the holders of ordinary shares to be issued by way of capitalisation of profits or reserves in lieu of cash dividends) is made to the holders of ordinary shares in the Company, the Company shall make or, so far as it is able, procure that there is made a like offer or invitation at the same time to each holder of convertible preference shares as if his conversion rights had been exercisable and had been exercised in full on the record date for such offer or invitation.

(iv) If prior to the final Conversion Date an offer is made to the holders of the ordinary shares (or all such shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430(E)(4) of the Companies Act 1985)), to acquire the whole or any part of the issued ordinary share capital of the Company or if any person proposes a scheme with regard to such acquisition and the Company becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a General Meeting of the Company has or will become vested in the offeror and/or such associates as aforesaid, the Company shall give written notice thereof (which shall include notice of all or any prior adjustments to the Conversion Rate made pursuant hereto) to all holders of convertible preference shares within 14 days of it becoming so aware and each such holder shall be entitled within the period of six weeks from the date of such notice to convert some or all of his convertible preference shares into fully paid ordinary share capital on the basis and in the manner specified in paragraph 4.3 above except that the Conversion Date in respect of any particular convertible preference shares shall be the day on which the Company shall have received a duly completed Conversion Notice or the day on which any sponsoring system-participant acting on behalf of the Company shall have received a properly authenticated dematerialised instruction and the Conversion Rate shall be for every 100 convertible preference shares so converted, 51.62 ordinary shares if the Conversion Date is thereafter but on or before 30 November 1991, 51.32 ordinary shares if the Conversion Date is thereafter but on or before 31 May 1992, 51.02 ordinary shares if the Conversion Date is thereafter but on or before 30 November 1992, 50.72 ordinary shares if the Conversion Date is thereafter but on or before 31 May 1993, 50.44 ordinary shares if the Conversion Date is thereafter but on or before 30 November 1993, 50.16 ordinary shares if the Conversion Date is thereafter but on or before 31 May 1994, 49.88 ordinary shares if the Conversion Date is thereafter but, on or before 30 November 1994, 49.60 ordinary shares if the Conversion Date is thereafter but on or before 31 May 1995, 49.32 ordinary shares if the Conversion Date is thereafter but on or before 30 November 1995, 49.04 ordinary shares if the Conversion Date is thereafter but on or before 31 May 1996 and 48.78 ordinary shares if the Conversion Date is thereafter, in each case adjusted, if appropriate, hereunder. The fixed cumulative preferential dividend on convertible preference shares so converted shall accrue up to such Conversion Date and shall cease to accrue thereafter.

(v) No resolution shall be passed whereby the rights attaching to the ordinary shares shall be modified, varied, altered or abrogated.

(vi) If the Company is placed in liquidation the Company shall forthwith give notice thereof in writing to all holders of convertible preference shares and each holder of convertible preference shares shall in respect of all or any of his convertible preference shares be entitled within six weeks after the date of the resolution for winding-up the Company or (as the case may be) after the date of the Order of the Court for such winding-up (either of such dates being referred to in this sub-paragraph as the "**Operative Date**") by notice

in writing to the Company to elect to be treated as if his conversion rights had become exercisable and had been exercised immediately before the Operative Date on the basis of conversion provided above and in that event he shall be entitled to be paid in satisfaction of the amount due in respect of such of his convertible preference shares as fall to be treated as if converted a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the ordinary shares to which he would have become entitled by virtue of such conversion, fractions being disregarded for this purpose, together with any arrears, deficiency or accrual of the fixed dividend on such convertible preference shares to be calculated down to the Operative Date and to be payable whether or not such dividend has been declared or earned. At the expiry of the said period of six weeks, any outstanding convertible preference shares shall cease to be capable of such election.

(vii) No equity share capital (as defined in Section 744 of the Companies Act 1985) shall be in issue which is not in all respects uniform with the ordinary shares save:

(a) as the date from which such capital shall rank for dividend; or

(b) for equity share capital issued in connection with or pursuant to any employees' share scheme approved by the Company in General Meeting; or

(c) for equity share capital which has attached thereto rights which in no respect are more favourable than those attached to the ordinary shares in issue at the date of creation of the convertible preference shares; or

(d) for Further Convertible Preference shares (as defined in sub-paragraph 4.6.1(viii) below) to the extent that the same may constitute equity share capital.

(viii) No share capital shall be issued and the Company shall not grant any right to subscribe for or to convert shares or other securities into share capital which ranks in any respect in priority to the convertible preference shares as regards participation in the profits or assets of the Company. The Company may from time to time create and issue further convertible preference shares (in this sub-paragraph called "**Further Convertible Preference shares**") ranking as regards participation in the profits and assets of the Company pari passu with the convertible preference shares and so that any such Further Convertible Preference shares may either carry rights identical in all respects with the convertible preference shares or with any other series of Further Convertible Preference shares or rights differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:

(a) the rate of dividend may differ;

(b) the Further Convertible Preference shares may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) a premium may be payable on a return of capital or there may be no such premium;

(d) the Further Convertible Preference shares may be redeemable on such terms and conditions as may be prescribed by the terms of issue thereof and/or the Articles of Association of the Company for the time being; and

(e) the Further Convertible Preference shares may be convertible into ordinary shares or any other class of shares ranking as regards participation in the profits and assets of the Company after the convertible preference shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

(ix) No resolution shall be passed for the reduction of the share capital of the Company or of any uncalled liability in respect thereof or the amount (if any) for the time being standing to the credit of its share premium account or capital redemption reserve in any manner for which the consent of the Court would be required pursuant to the Statutes and no resolution shall be passed authorising or approving the purchase by the Company of any ordinary shares.

(x) The Company shall not distribute to its members capital profits (whether realised or not) or capital reserves, or profits or reserves arising after 31 December 1987 from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, otherwise than by way of a capitalisation issue not contravening sub-paragraphs 4.6.1(i) above and 4.6.1(xi) below. For the purposes of this sub-paragraph 4.6.1(x), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the Company's auditors for the time being as to the extent to which any part of any profit or reserve should be regarded as of a capital nature.

(xi) The Company shall not make any offer or invitation to the holders of ordinary shares or allot any shares in pursuance of a capitalisation issue during a Conversion Period or by reference to a record date during a Conversion Period, or following a Conversion Period by reference to a record date prior to such Conversion Period. Provided that the Company shall be entitled at any time, and by reference to a record date whether occurring before, during or after a Conversion Period, to allot and issue shares by way of capitalisation of profits or reserves in lieu of making a cash dividend properly payable under this Article 4 and to make offers or invitations in respect thereof.

(xii) The Company shall not change its accounting reference date from 31 December unless the new date is within seven days thereof.

(xiii) The Company shall not declare or pay any dividend on its ordinary shares in respect of any accounting period by reference to a record date prior to the first Conversion Date in that period.

(xiv) The Company shall send to each holder of convertible preference shares a copy of every document despatched to the holders of ordinary shares contemporaneously with such despatch.

4.6.2 On the day next following the last Conversion Date any convertible preference shares then outstanding shall automatically be redesignated as 6.5p cumulative redeemable preference shares of 50p each.

## Variation of Rights

5 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall mutis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

6 The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

## Alteration of Share Capital

7 The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

8 The Company may by Ordinary Resolution:

8.1 Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

8.2 Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled.

8.3 Sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or

be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

**8.4** Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

**9** Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares). Every contract for the purchase by the Company of, or under which it may become entitled or obliged to purchase, its own shares shall, in addition to such authorisation as may be required by the Statutes, be sanctioned by an Extraordinary Resolution passed at a separate General Meeting of the holders of each class of shares in issue convertible into equity share capital of the Company.

**10** The Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

## Shares

**11** Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

**12**

**12.1** Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

**12.2**

12.2.1 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

12.2.2 During each prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(i) in connection with a rights issue; and

(ii) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment.

(iii) By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(iv) For the purposes of this Article:

(a) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of ordinary shares and convertible preference shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "**prescribed period**" means any period (not exceeding five years on any occasion) for which the authority and powers conferred by paragraph 12.2.1 above are renewed by a Resolution of the Company stating the Section 80 Amount for such period;

(c) "**the Section 80 Amount**" shall be that stated in the relevant Resolution renewing or extending the authority conferred by paragraph 12.2.1 above for such period or any increased amount fixed by Resolution of the Company in General Meeting;

(d) "**the Section 89 Amount**" shall be that stated in the relevant Special Resolution renewing or extending the power conferred by paragraph 12.2.2 above for such period or any increased amount fixed by Special Resolution of the Company in General Meeting;

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company the nominal amount of such shares which may be allotted pursuant to such rights; and

(f) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings herein

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot

(with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

**13** The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

**14** The Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

**15** Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

**16**

**16.1** The Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

**16.2** If the Directors refuse to register an allotment or transfer they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice in writing of the refusal.

## Evidence of Title to Securities

**17** Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instruction, the regulations from time to time made under the Statutes so permitting. The Directors shall have power to implement any arrangements which they may think fit for such evidencing and transfer which accord with those regulations.

## Share Certificates

**18** Every share certificate shall be issued under the Seal (or under a Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing

house or a nominee of a recognised clearing house or of a recognised investment exchange.

19 In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

20 Any person (subject as aforesaid) whose name is entered in the Register of Members in respect of any shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully paid shares) within five business days after lodgment of a transfer or (in the case of a transfer of partly paid shares) within two months after lodgment of a transfer.

21 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

22

22.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

22.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

22.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

22.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

23 The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

24 Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

25 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 20

per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

**26** Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

**27** The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

**28** The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 15 per cent. per annum) as the member paying such sum and the Directors may agree.

## Forfeiture and Lien

**29** If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

**30** The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

**31** If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

**32** A share so forfeited or surrendered shall become the property of the Company and may be sold, reallotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, reallotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

**33** A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable

to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 20 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

**34** The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

**35** The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

**36** The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

**37** A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, reallotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, reallotment or disposal of the share.

## Transfer of Shares

**38**

**38.1** All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

**38.2** All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

**39** The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares. The Register of Members shall not be closed for more than 30 days in any year.

**40** The Directors may decline to recognise any instrument of transfer unless the instrument of transfer is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

**41** All instruments of transfer which are registered may be retained by the Company.

**42** No fee will be charged by the Company in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares.

**43** Subject to compliance with the rules (as defined in the Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

**43.1** the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

**43.2** nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

**43.3** references herein to the destruction of any document include references to the disposal thereof in any manner.

**44**

**44.1** Subject to the Statutes and the rules (as defined in the Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such

shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

**44.2** The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the Regulations.

## Transmission of Shares

**45** In case of the death of a shareholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

**46** Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer executed by the member registered as the holder of any such share.

**47** Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which be would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

## Untraced Shareholders

**48**

**48.1** The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

48.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 48.1.2 below (or, if published on different dates, the first thereof) no communication has been received by the Company from the member or the person entitled by transmission and no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to

the person entitled by transmission to the shares at his address on the Register or other the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

48.1.2 the Company shall on expiry of the said period of 12 years have inserted advertisements in both a leading London daily newspaper and in a newspaper circulating in the area in which the address referred to in paragraph 48.1.1 above is located giving notice of its intention to sell the said shares; and

48.1.3 during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall have received no communication from such member or person; and

48.1.4 notice shall have been given to the Quotations Department of The Stock Exchange in London of its intention to make such sale.

**48.2** To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

**48.3** In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the Regulations.

## General Meetings

**49** An Annual General Meeting shall be held once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

**50** The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

## Notice of General Meetings

**51** An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is

served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company: Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

**51.1** in the case of an Annual General Meeting by all the members entitled to attend and vote thereafter; and

**51.2** in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

**52**

**52.1** Every notice calling a General Meeting shall specify the place and the day and hour of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

**52.2** In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

**52.3** In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

**53** Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

**53.1** declaring dividends;

**53.2** receiving and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

**53.3** appointing or reappointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

**53.4** reappointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting);

**53.5** fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

## Proceedings at General Meetings

**54** The Chairman of the Directors, failing whom a Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

**55** No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the rime when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

**56** If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine and in the latter case not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. At the adjourned meeting two members present or by proxy and entitled to vote shall be a quorum for all purposes.

**57** The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

**58** Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

**59** If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special or Extraordinary Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

**60** At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

**60.1** the chairman of the meeting; or

**60.2** not less than three members present in person or by proxy and entitled to vote; or

**60.3** a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

**60.4** a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

**61** A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the

number of proportion of the votes recorded for or against such resolution. If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

**62** In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

**63** A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll nor taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

## Votes of Members

**64** Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is present in person shall have one vote and on a poll, every member who is present in person or by proxy shall have ten votes for every share of which he is the holder.

**65** In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

**66** Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

**67**

**67.1** No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

**67.2** If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for the

prescribed period in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

67.2.1 the shares comprising the shareholding account in the Register of Members which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**" which expression shall include any further shares which are issued in respect of such shares after the date of the notice under Section 793 of the Companies Act 2006); and

67.2.2 any other shares held by the member,

the member shall (for so long as the default continues) not nor shall any transferee to which any of such shares are transferred other than pursuant to an approved transfer or pursuant to paragraph 67.3.2 below be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

**67.3** Where the default shares represent at least 0.25 per cent of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "**direction notice**") to such member direct that:

67.3.1 any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

67.3.2 no transfer of or any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

**67.4** The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

**67.5**

67.5.1 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

67.5.2 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of any approved transfer or in accordance with paragraph 67.3.2 above.

**67.6** For the purposes of this Article:

67.6.1 a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either (a) the member has named such person as being so interested or (b) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

67.6.2 the prescribed period is 28 days from the date of service of the notice under the said Section 793 except that if the shares in respect of which the said notice is given represent at least 0.25 per cent. of the issued shares of that class at the time of the giving of the relevant notice under the said Section 793, the prescribed period is 14 days from such date; and

67.6.3 a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a company (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through The Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

**67.7** The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

**68** No objection shall be raised as to the admissibility of any vote or the correctness of the result of any voting upon a resolution except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered or the resolution passed and every vote not disallowed at such meeting and every resolution declared thereat to be passed shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

69 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

70 A proxy need not be a member of the Company.

71 The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 141; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 141.

72 Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 141 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid. The appointment of a proxy must be received at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no address is so specified, must be left at the Transfer Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

73 A proxy shall have the right to demand or join in demanding a poll but no further right to speak at the meeting, except with the permission of the chairman of the meeting.

74 A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

## Corporations acting by Representatives

75 Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

## Directors

**76** Subject as hereinafter provided the Directors shall not be less than three nor more than 15 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

**77** A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

**78** The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £300,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

**79** Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

**80** The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

**81** The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

**81.1** Without prejudice to Article 146 (Indemnity), the Directors shall have the power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director, officer, employee or auditor of any Relevant Company (as defined in paragraph 81.2 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

**81.2** For the purpose of paragraph 81.1 above, "**Relevant Company**" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in

any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

**82** The Directors may from time to time appoint one or more of their body to be the holder of any executive office on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

**82.1** The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director or Chief Executive or Deputy Chief Executive or Joint Chief Executive or Assistant Chief Executive shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

**82.2** The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

**83** The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

## Appointment and Retirement of Directors

**84** The office of a Director shall be vacated in any of the following events, namely:

**84.1** if he shall become prohibited by law from acting as a Director;

**84.2** if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

**84.3** if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

**84.4** if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

**84.5** if he shall be removed from office by notice in writing served upon him signed by all his co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

**84.6** if he is absent from meetings of the Directors for six months without leave, and the Directors resolve that his office be vacated;

**84.7** if he is removed from office pursuant to these presents;

**84.8** if, being an Executive Director, his employment with the Company and/or its subsidiaries terminates for whatsoever cause, unless in any case the Directors otherwise resolve.

**85** At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire from office by rotation.

**86** A retiring Director shall be eligible for re-election.

**87** The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

**87.1** where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

**87.2** where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

**87.3** where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

**88** A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

**89** No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed or authenticated in accordance with Article 141 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed (or sufficiently authenticated to the satisfaction of the Directors) by the person to be proposed of his willingness to be elected.

**90** The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

**91** The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall

have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

## Alternate Directors

**92** Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

**92.1** The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director.

**92.2** An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to or approval of any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

**92.3** An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

## Meetings and Proceedings of Directors

**93** Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

**94** The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A

meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

**95** The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

**96** A Director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

**97** Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes, only the Chairman or Deputy Chairman for the time being of the Company being the chairman of the meeting shall have a second or casting vote.

**98** Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

**98.1** may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

**98.2** may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

**98.3** may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

**98.4** shall not, save as otherwise agreed by him, be accountable to the Company for a benefit which he derives from any such contract, transaction or arrangement or from any office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

**99**

**99.1** Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

**99.2** Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

99.2.1 the giving of any security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

99.2.2 the giving of any security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

99.2.3 any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries in which offer he is or may be entitled to participate as a holder of securities in the underwriting or sub-underwriting of which he is to participate;

99.2.4 any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he (together with persons connected with him within the meaning of the Companies Acts) does not have an interest (as that term is used in Part 22 of the Companies Act 2006) in one per cent or more of the issued shares of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

99.2.5 any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

99.2.6 any proposal concerning (i) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors provided that for the purposes of this sub-paragraph insurance shall mean only insurance against liability incurred by a Director in respect of any act or omission by him referred to in Article 81.1 or any other insurance which the Company is empowered to purchase and/or maintain for or for the benefit of groups of persons consisting of or including Directors of the Company, or (ii) indemnities in favour of Directors or (iii) the funding of expenditure by one or more Directors on defending proceedings against him or them, or (iv) doing anything to enable such Director or Directors to avoid incurring such expenditure.

**99.3** Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case of the Directors concerned (if not debarred from voting under paragraph 99.2.4 of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

**99.4** If any question shall arise at any time as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature and extent of the interest of such Director has not been fairly disclosed.

**99.5** The Company may by Ordinary Resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

100 For the purposes of the two preceding Articles:

100.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in such contract, transaction or arrangement of the nature and extent so specified;

100.2 an interest of a person who is connected (as such expression is defined in the Companies Acts) with a Director shall be treated as an interest of the Director; and

100.3 an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall nor be treated as an interest of his.

101 The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

102

102.1 The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

102.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

103 A resolution in writing of the Directors for the time being in the United Kingdom provided their number is sufficient to constitute a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the same or similar form each signed or approved by one or more Directors.

104 The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. In so far as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that (a) the

number of co-opted members shall be less than one-half of the total number of members of the committee and (b) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

**105** The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

**106** All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

## Borrowing Powers

**107**

**107.1** Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

**107.2** The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards its subsidiaries only in so far as by the exercise of such rights or powers of control the Directors can secure) that the aggregate of the amounts for the time being remaining undischarged of all moneys borrowed by the Group (which expression in this Article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not without the previous sanction of an Ordinary Resolution of the Company at any time exceed an amount equal to twice the Adjusted Capital and Reserves.

**107.3** For the purposes of this Article:

107.3.1 the expression "**borrowings**" shall be deemed to include the following except in so far as otherwise taken into account:

(i) the principal amount for the time being owing in respect of any debenture within the meaning of Section 744 of the Companies Act 1985;

(ii) the principal amount raised by the Company or a subsidiary by acceptances under any acceptance credit opened on its behalf by any bank or accepting house, not being acceptances in relation to the purchase or sale of goods in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the redemption or repayment of which is guaranteed or secured by the Company or a subsidiary and the beneficial interest in which is not owned by the Company or a subsidiary;

(iv) the nominal amount of any issued share capital (not being equity share capital) of a subsidiary owned otherwise than by the Company or a subsidiary; and

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing;

but shall not include:

(a) the proportion of the total moneys borrowed by a partly-owned subsidiary (otherwise than from the Company or another subsidiary) which corresponds to the proportion of its equity share capital not attributable directly or indirectly to the Company but only to the extent that such proportion exceeds any moneys borrowed from such partly-owned subsidiary by the Company or another subsidiary; or

(b) amounts borrowed for the purpose of repaying the whole or any part of any moneys borrowed by the Company or a subsidiary (other than from a subsidiary or the Company and other than moneys falling within paragraph 107.6) and for the time being outstanding (including any fixed or minimum premium payable on final repayment) and intended to be applied for that purpose within six months of the borrowing thereof (pending their being so applied); or

(c) moneys borrowed from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade, or any institution in the opinion of the Directors carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; or

(d) amounts borrowed or raised which are for the time being deposited with HM Customs and Excise or any other body designated by any relevant legislation or order in connection with import deposits or any similar governmental scheme to the extent that the Company or any of its subsidiaries retains its interest therein.

(e) Non-recourse debt that is secured solely on the assets of a Project Special Purpose Company shall not fall to be included as borrowings of the Group by virtue of its being borrowings of either a member of the Group or of an associate of the Company.

For the purpose of this Article 107:

"**Project Special Purpose Company**" means a special purpose undertaking operating solely for the purpose of carrying out and/or financing a Private Finance Initiative ("**PFI**"), Public/Private Partnership ("**PPP**") or similar project; and

"**Non-recourse debt**" means any debt owed by a Project Special Purpose Company and in respect of which no member of the Group

or associate of the Group, other than a Project Special Purpose Company, has any direct liability for repayment thereof.

107.3.2 The expression "**the Adjusted Capital and Reserves**" means at any material time the amount as certified by the Auditors of the Company (the "**Auditors**") paid up or credited as paid up on the share capital of the Company plus the aggregate of the amounts standing to the credit of the capital and revenue reserves including share premium account and capital redemption reserve and plus or minus the amount standing to the credit or debit (as the case may be) of the profit and loss accounts of the Company and its subsidiaries, all as shown in the then latest audited consolidated balance sheets of the Company and its subsidiaries but:

(i) adjusted as may be appropriate to take account of:

(a) any increase in or reduction of the paid-up share capital and any variation in such capital and revenue reserves (other than profit and loss accounts) since the date of the relevant audited balance sheets and any distributions (other than dividends provided for in such balance sheets or paid out of profits earned since the date thereof) in cash or specie made from such capital or revenue reserves or profit and loss account since such date; and

(b) any companies which since such date have ceased to be or have become subsidiaries and any companies which will become or will cease to be subsidiaries as a result of the transaction in relation to which the calculation falls to be made;

(ii) excluding any sums set aside for taxation (including deferred taxation);

(iii) deducting therefrom any amounts attributable to goodwill or other intangible assets, provided that goodwill representing the excess of the cost of acquiring the share capital of any subsidiary over the book value of the assets attributable to the shares acquired if included in such consolidation shall not be deducted or if already written off shall be reinstated for the purpose of this sub-paragraph (iii);

(iv) excluding any amounts attributable to minority interests in subsidiaries or associates;

(v) after making such other adjustments (if any) as the Auditors may consider appropriate.

**107.4** No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provision be concerned to see or enquire whether the limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or the security given express notice that the limit hereby imposed had been or would thereby be exceeded.

**107.5** When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is to be ascertained, any such borrowings denominated or repayable in a currency other than sterling shall be converted for the purposes of calculating the sterling equivalent at the rate of exchange prevailing on that day in London. Provided that any of such borrowings shall be converted at the rate of

exchange prevailing in London six months before such day if thereby such aggregate amount would be less (and so that for this purpose the rate of exchange shall be taken as the middle market rate at the close of business as quoted to the Company by such London clearing bank as it may choose).

**107.6** If immediately after and as a result only of the acquisition by the Company or any subsidiary of immovable property subject to a mortgage or charge, or of a subsidiary with borrowings outstanding at the date of acquisition, the aggregate principal amount to be taken into account above exceeds the limit imposed by this Article, such acquisition shall not constitute a breach thereof if within 12 months of the acquisition the aggregate nominal or principal amount to be taken into account as aforesaid is reduced to an amount not exceeding such limit.

**107.7** A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

## General Powers of Directors

**108** The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, whether or not consistent with these Articles, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

The Directors may by resolution exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formally employed by the Company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or any part of the undertaking of the Company or that subsidiary.

**109**

**109.1** The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

**109.2** The Directors may from time to time provide for the management and carrying on of the business and the affairs of the Company in Divisions whether at home or abroad, in such

manner as they think fit, and the particular provisions contained in this Article shall be without prejudice to this general power.

**109.3** The Directors from time to time and at any time may establish any Divisional Board for managing and carrying on the business and the affairs of any Division of the Company and may appoint any persons to be the members of such Divisional Board and may fix their remuneration. Any person so appointed shall be known as a Divisional Director. The Directors from time to time and at any time may delegate to any person or persons so appointed any of the powers, authorities and discretions for the time being vested in the Directors so far as the same relate to the business and affairs of that Division and may authorise the members for the time being of any Divisional Board or any of them to fill up any vacancies therein and to act notwithstanding vacancies; and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation. A Divisional Director need not be a member of the Board of Directors of the Company or of any committee of Directors of the Company and, if not a member thereof, shall not be entitled to be present at any meeting of the Board of Directors or of any such committee, except at the request of the Board of Directors or of such committee, nor shall he be entitled to receive notice of any such meeting and, if present at such request, he shall not be entitled to vote thereat.

**109.4** The Directors may at any time and from time to time appoint any person to advise and assist any Divisional Board. Any person so appointed shall be known as a Local Divisional Director but he shall not be a member of the Divisional Board. The Directors may determine the period of his appointment, the powers and duties to be exercisable or undertaken by him and the amount or manner of his remuneration.

**110** The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

**111** The Directors may from time to time elect a President of the Company and may determine the period for which be shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice and attend and speak, but not to vote, at all meetings of the Board of Directors.

**112** Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

**113** All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

## Secretary

114 The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries.

## The Seal

115

115.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

115.2 Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

115.3 Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended to have effect as a deed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

115.4 The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

116 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

## Authentication of Documents

117 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

## Reserves

**118** The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

## Dividends

**119**

**119.1** The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

**119.2** If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they may think fit.

**119.3** With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of (i) any dividend proposed to be declared at that or any other General Meeting, (ii) any interim dividend to be paid by the Directors pursuant to Article 119.2 or (iii) the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 119.2, offer to holders of a particular class of shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional ordinary shares credited as fully paid. In any such case the following provisions shall apply:

119.3.1 the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the average quotation) of the additional ordinary shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purposes the "**average quotation**" of an ordinary share shall be an average of the middle market quotation of the ordinary shares on The Stock Exchange, as derived from the Daily Official List maintained by the UK Listing Authority, on each of the first five business days on which the relevant class of shares are quoted "**ex**" the relevant dividend;

119.3.2 if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the holders of the relevant class of share of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed, and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

119.3.3 the Directors may also issue forms under which holders of the relevant class of share may elect to receive ordinary shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved

(and accordingly in respect of which the basis of allotment shall not have been determined);

119.3.4 the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**"), and in lieu thereof additional ordinary shares shall be allotted to the holders of the Elected Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine a sum equal to the aggregate nominal amount of additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

119.3.5 additional ordinary shares allotted pursuant to an election in respect of any dividend proposed to be declared at any General Meeting or any interim dividend to be paid by the Directors pursuant to Article 119.2 shall rank pari passu in all respects with the fully paid ordinary shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

119.3.6 additional ordinary shares allotted pursuant to an election, in respect of the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 119.2 shall rank pari passu in all respects with the fully paid ordinary shares then in issue;

119.3.7 no holder of any class of shares may be allotted a fraction of a share. The Directors may make such provision as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company;

119.3.8 the Directors may on any occasion determine that rights of election shall not be made available to any shareholders with registered addresses in any territory where the absence of a registration statement or other special formalities circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination;

119.3.9 in relation to any particular proposed dividend the Directors may in their absolute discretion withdraw the offer previously made to the holders of the relevant class of shares to elect to receive additional ordinary shares in lieu of the cash dividends (or part thereof) at any time prior to the allotment of the additional ordinary shares.

This Article shall authorise the Directors to offer rights of election in respect of any dividend declared or proposed or to be paid after the date of adoption of this Article to the end of the Annual General Meeting 2001.

**120** Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of

which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

**121** No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. The Company or the Directors may determine any date as the Record Date for any dividend, distribution, allotment or issue whether it is before or after the date upon which the same is declared, made or paid.

**122** Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

**123** No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

**124** The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

**124.1** The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

**124.2** The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

**125** The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a Deed) shall be effective only if such document is signed or authenticated in accordance with Article 141 by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

**126** The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

**127** The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the

value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

**128** Any dividend or other moneys payable on or in respect of a share may be paid to the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder or otherwise by operation of law, to any one of such persons) or to such person as such member or person or persons may by writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the registered address of the payee or, where there is more than one payee, to any one of them or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) by such other method of payment as the member (or, in the case of joint holders of a share or persons entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, all of them) may agree to. Payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

**129** If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

**130** Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

## Capitalisation of Profits and Reserves

**131** The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the holders of ordinary shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum on their behalf in paying up in full unissued ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credits as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the

Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

## Accounts

**132** Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

**133** A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles; provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes and provided further that this Article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has been sent shall be entitled to receive a copy free of charge on application at the Office.

**134** Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently become disqualified.

**135** An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

## Communications with Members

**136 Service of notices etc.**

**136.1** The Company may, subject to and in accordance with the Companies Acts and these Articles, send all types of notices, documents or information to members by electronic means, including by making such notices, documents or information available on a website.

**136.2** The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

**136.3** Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in

proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

**136.4** Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

**136.5** Any notice, document or information which is sent or supplied by the Company means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

**136.6** The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

**136.7** The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

**137 Joint holders**

**137.1** Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

**137.2** Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

**137.3** The provisions of this Article shall have effect, subject to the Statutes, in place of the Company Communications Provisions regarding joint holders of shares.

**138 Deceased and Bankrupt Members**

**138.1** A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address within the United Kingdom for the service of notices,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

**138.2** Save as provided by paragraph 138.1, any notice, document or information delivered or sent by post to or left at the address of any member on pursuance of these Articles shall,

notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

**138.3** The provisions of this Article shall have effect, subject to any mandatory provision of the Statutes, in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

**139 Overseas Members**

Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices.

**140 Suspension of Postal Services**

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised on the same date in at least one national newspaper and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices again becomes practicable.

**141 Signature or authentication of documents sent by electronic means**

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

**142** [Deleted 16 May 2007]

**143** Nothing in any of the preceding seven Articles shall affect any requirement of the Statutes that any particular notice or document or information be served in any particular manner.

## Winding Up

**144** The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

**145** If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of an Extraordinary Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he

deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

## Indemnity

**146**

**146.1** Subject to the provisions of, and so far as may be permitted by and consistent with the Statutes, the Company may indemnify any Director, former Director, Secretary or other officer of the Company out of the assets of the Company against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Companies Act 1985) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act 1985; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers of office. Where a Director, former Director, Secretary or other officer is indemnified against any liability in accordance with this paragraph 146.1, such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

**146.2** Subject to the limitations in Article 146.1, the Company may extend the indemnity provided under Article 146.1 to a Director, former Director, Secretary or other officer of the Company where he acts as a director or officer of any company which the Company has requested that he serves on as director or officer.

**146.3** Subject to the provisions of and so far as may be permitted by the Statutes, the Company (i) may provide a Director, former Director, Secretary or other officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) may do anything to enable a Director, Secretary or other officer to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds or other things done.

**146.4** Where the board of Directors considers it appropriate, the Company may grant a documentary indemnity in any form in favour of any Director, former Director, Secretary or other officer of the Company.

**146.5** Subject to the provisions of and so far as may be consistent with the Statutes, every Auditor of the Company shall be entitled to be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings

are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.



END